SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

ASCEND ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04350H 308
(CUSIP Number)

Jonathan J. Ledecky 970 West Broadway, PMB 402 PO Box 30000 Jackson, Wyoming 83002 307-734-2645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04350H 308	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan J. Ledecky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,468,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,468,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,468,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 04350H 308	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ironbound Partners Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,468,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,468,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,468,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, OO

CUSIP No. 04350H 308	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 1 amends the original Schedule 13D (“Schedule 13D”) previously filed by Jonathan J. Ledecky (“Ledecky”) and Ironbound Partners Fund, LLC (“Ironbound”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Ascend Acquisition Corp., a Delaware corporation (the “Issuer”).  Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 8,731,675 shares of Common Stock outstanding as of July 27, 2011.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

On January 21, 2011, the Issuer entered into and consummated a Stock Purchase Agreement (the “Purchase Agreement”) with Ironbound and Don K. Rice (“Rice”), a former member of the Board and the Issuer’s former chief executive officer, president and treasurer.  Pursuant to the Purchase Agreement, Ironbound purchased an aggregate of 7,293,550 shares of Common Stock of the Issuer from Rice for an aggregate purchase price of $310,000.  Ironbound acquired the shares of Common Stock described in this Schedule 13D for investment purposes.   Prior to the consummation of the Purchase Agreement, neither Ironbound nor Ledecky owned any other shares of capital stock of the Issuer.

Pursuant to the Purchase Agreement, Ledecky was appointed as a member of the Board and as the Issuer’s chief executive officer.  Additionally, Rice resigned from all of his officer positions with the Issuer (and agreed to resign from his position as a member of the Board after the mailing of the Information Statement (defined below)) and Stephen Brown, a member of the Board, resigned from his position as a director of the Issuer.

Pursuant to the Purchase Agreement, the Issuer prepared and filed with the Securities and Exchange Commission, and thereafter mailed, an information statement (“Information Statement”) pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of notifying the Issuer’s stockholders of the above-referenced transactions and change in the majority of the Board.  On the tenth day after the mailing of the Information Statement to the Issuer’s stockholders, Rice resigned from the Board and, immediately after such resignation, the Board was comprised solely of Ledecky.

Following the transactions described above, the Issuer is continuing to seek to acquire a business or company or other opportunity for the Issuer and its shareholders’ benefit.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 5 of 7 Pages

On March 30, 2011, the Issuer issued a convertible promissory note to Ledecky with a principal amount of $25,000.  On July 19, 2011, the Issuer issued an additional convertible promissory note to Ledecky with a principal amount of $10,000.  Each note was due and payable in full on demand and bore interest at the rate of 5% per annum.  At any time prior to the payment in full of the entire balance of the notes, Ledecky had the option of converting all or any portion of the unpaid balance of the notes into shares of the Issuer’s Common Stock.  The conversion price of March 30, 2011 promissory note was equal to $0.19 per share and the conversion price of the July 19, 2011 promissory note was equal to $0.20 per share, each subject to adjustment upon certain events.  On July 27, 2011, Ledecky converted the entire principal balance of the notes into an aggregate of 175,000 shares of the Issuer’s Common Stock, or $0.20 per share, and assigned such shares to Ironbound.  Although the March 30, 2011 note had a conversion price of $0.19 per share, Ledecky voluntarily converted such note into Common Stock at $0.20 per share.  Ledecky and Ironbound acquired the shares of Common Stock described in this Schedule 13D for investment purposes.

At the date of this Schedule 13D, neither Ledecky nor Ironbound, except as set forth in this Schedule 13D, and consistent with Ledecky’s position as a director and chief executive officer of the Issuer (which is seeking to acquire a business or company or other opportunity for it and its shareholders’ benefit), has any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

CUSIP No. 04350H 308	SCHEDULE 13D	Page 6 of 7 Pages

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Ledecky and Ironbound is deemed to be the beneficial owner of 7,468,550 shares of the Issuer’s Common Stock, or approximately 85.5% of the Issuer’s outstanding Common Stock.  This represents 7,468,550 shares of Common Stock held by Ironbound, of which Ledecky is the sole member.  Each of Ledecky and Ironbound has sole voting and dispositive power over such shares.

In the past 60 days, Ledecky effected the transactions described under Item 4 above and such transactions are incorporated by reference herein.

Item 7.  Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

4.
Convertible Promissory Note dated March 30, 2011 in the original principal amount of $25,000 executed by the Issuer in favor of Ledecky (Incorporated by reference to Amendment No. 1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer on March 31, 2011).

5.
Convertible Promissory Note dated July 19, 2011 in the original principal amount of $10,000 executed by the Issuer in favor of Ledecky (Incorporated by reference to the Issuer’s Current Report on Form 8-K, filed by the Issuer on July 25, 2011).

CUSIP No. 04350H 308	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 17, 2011

/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

IRONBOUND PARTNERS FUND, LLC

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky, Manager